UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Crown Central Petroleum Corporation
(Name of Issuer)

Conmion - Class A
(Title of Class of Securities)

228219
(CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

					End Page 1 of 7

1.	NAME OF REPORTING PERSON

	Edward L. Rosenberg

	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)  x
	(b)


3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER

	        3712

6.	SHARED VOTING POWER

	        0

7.	SOLE DISPOSITIVE POWER

	        3712

8.	SHARED DISPOSITIVE POWER

	        0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            	3712

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

		.07%



12.	TYPE OF REPORTING PERSON IN

						 End Page 2 of  7


1.	NAME OF REPORTING PERSON

	Henry A. Rosenberg, Jr.


	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)  x
	(b)


3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER

		21,544*

6.	SHARED VOTING POWER

		44,871*

7. 	SOLE DISPOSITIVE POWER

		21,544*

8.	SHARED DISPOSITIVE POWER

		44,871*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		66,415*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[  ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

		1.4%*

12.	TYPE OF REPORTING PERSON IN

               * These are reported as changes in order to correct an inadvertent submission error in previously filed Amendment # 5 for 1996.
  Please see item 2(a) below for further explanation.

						End Page 3 of  7

Item 1.
(a)	Name of Issuer

	Crown Central Petroleum Corporation

(b)	Address of Issuer's Principal Executive Offices

	One North Charles Street
	Baltimore, MD 21201

Item 2.
(a)	Name of Person Filing
See cover pages, Item (1).
This Amendment No. 6 to Schedule 13G is filed to reflect changes in information reported on the previously filed Schedule 13G, as heretofore amended, occasioned by (i) the acquisition of 1000 shares of stock by Edward L. Rosenberg, and (ii) the correction of an inadvertent error in the number of shares reported for Henry A. Rosenberg, Jr. in Amendment #5 to Schedule 13G (the numbers of shares and percent of class shown in this Amendment No. 6 for Henry A. Rosenberg, Jr. were also correct for yearend 1996, but a transcription error resulted in the wrong figures being listed in Amendment #5).

 (b)	Address of Principal Business Office

American Trading and Production Corporation has its principal offices at One North Charles Street, Baltimore, Maryland 21201. ATAPCO, Inc. has its principal offices at 220 Continental Drive, Suite 214, Newark, Delaware 19713. Each of the other reporting persons has his or her business address at c/o American Trading and Production Corporation, One North Charles Street, Baltimore, Maryland 21201.


(c)	Place of Organization or Citizenship

American Trading and Production Corporation is a Maryland corporation. ATAPCO, Inc. is a Delaware corporation. Each of the other reporting persons is a citizen of the United States of America.

(d)	Title of Class of Securities Common - Class A

(e)	CUSIP

	228219

Item	3. This statement is not filed pursuant to Rules 13d-l(b) or
13d-2(b).


					End Page 4 of  7

Item 4. Ownership
(a)	Amount Beneficially Owned

See Cover Pages, Item (9).  In the aggregate by the
Group: 2,462,071

(b)	Percent of Class

See Cover Pages, Item (11).  In the aggregate by the
Group: 51.1%

(c)	Number of Shares as to which such person has: (i) Sole power to vote or to direct the vote:
See Cover Pages, Item (5).


(ii)	Shared power to vote or to direct the vote: See Cover Pages, Item (6).


(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages, Item (7).

(iv)	Shared power to dispose or to direct the disposition of:
	 See Cover Pages, Item (8).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported On By The Parent Holding Company

	Not Applicable

Item B.	Identification and Classification of Members of the Group

	See Exhibit 1 attached.

Item 9.	Notice of Dissolution of Group

	Not Applicable

						End Page 5 of  7

Item 10. 	Certification



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 February 13, 1998
 AMERICAN TRADING AND PRODUCTION CORPORATION

		     S\Louis B. Thalheimer
	  	           Chairman of the Board and
		      Chief Executive Officer

	February 13, 1998	ATAPCO, INC.

		S\Louis B. Thalheimer
		Chairman of the Board and
		Chief Executive officer

	February  13,  1998	S/Barbara B. Hirschhorn*

	February  13,  1998	S/Elizabeth B. Roswell*

	February  13,  1998	S/Ruth R. Marder*

	February  13,  1998	S/Henry A. Rosenberg, Jr.*

	February  13,  1998	S/Judith R. Hoffberger*

	February  13,  1998	S/Louis B. Thalheimer

	February  13,  1998	S/Marjorie T. Coleman*

	February  13,  1998	S/Elizabeth T. Wachs*

	February  13,  1998	S/Lisa D. Bertelsen*

	February  13,  1998	S/Edward L. Rosenberg*

	February  13,  1998	S/Frank B. Rosenberg*

	February  13,  1998	S/Jeffrey A. Hoffberger*

	February  13,  1998	S/Russell J. Hoffberger*

	February  13,  1998	*S/Louis B. Thalheimer,
		Attorney in Fact



	                                            End Page 6 of 7

		EXHIBITS

	EXHIBIT NUMBER	DESCRIPTION	SEQUENTIALLY
			NUMBERED PAGE
	1	Identity of members of  group filing
		pursuant to Rule 13d-1(c)
		7

	2	Powers of attorney filed as
		Exhibit 2 to Schedule 13D
		filed with the Securities and
		Exchange Commission on February
                14, 1992 with respect to Class B Common
                Stock of Crown Central Petroleum Corporation are incorporated herein by reference.




						EXHIBIT 1
The following persons are members of a group under Rule 13d-l(c):

1.	 American Trading and Production Corporation
2.	 ATAPCO, Inc.
3.	 Barbara B. Hirschhorn
4.	 Elizabeth B. Roswell
5.	 Ruth R. Marder
6.	 Henry A. Rosenberg, Jr.
7.	 Judith R. Hoffberger
8.	 Louis B. Thalheimer
9.  	 Marjorie T. Coleman
10.	 Elizabeth T. Wachs
11.	 Lisa D. Bertelsen
12.	 Edward L. Rosenberg
13.	 Frank B. Rosenberg
14.	 Jeffrey A. Hoffberger
15.	 Russell J. Hoffberger

                   End Page 7 of 7